3/18/2002

02019444

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002

SEC FILE NUMBER
8- 25081

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goodrich Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Rockefeller Plaza, Suite 2420
(No. and Street)

New York (City) New York (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Milinda M. Suazo (212) 218-4922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hinden & Sievers, LLP
(Name – *if individual, state last, first, middle name*)

350 Fifth Ave. (Address) New York (City) New York (State) 10118 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Milinda M. Suazo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goodrich Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO/Treasurer

Title

Notary Public

PATRICK A. WRENN
Notary Public, State of New York
No. 01WR6017735
Qualified in Rockland County
Commission Expires Dec. 14, 2002

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition~~. Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOODRICH SECURITIES, INC.

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

HINDEN & SIEVERS, LLP
CERTIFIED PUBLIC ACCOUNTANTS

GOODRICH SECURITIES, INC.
REPORT ON EXAMINATION OF FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

CONTENTS

HINDEN & SIEVERS, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

350 FIFTH AVENUE
NEW YORK, N.Y. 10118
TEL (212) 947-2095
FAX (212) 947-2528

The Board of Directors
Goodrich Securities, Inc.
New York, New York

We have audited the accompanying balance sheet of Goodrich Securities, Inc. as of December 31, 2001, and the related statements of operations and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goodrich Securities, Inc. as of December 31, 2001, and the results of its operations and the changes in its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis.

Hinden & Sievers, LLP

Hinden & Sievers, LLP

February 13, 2002

GOODRICH SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 355,598
Due from brokers	75,411
Accounts receivable from clients	485,333
Loans receivable - parent	298,809
Other investments	61,600
Total Assets	$ 1,276,751

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 272,905
Total Liabilities	272,905
SHAREHOLDER'S EQUITY:	
Common stock, no par, 200 shares authorized, 10 shares issued and outstanding	7,000
Retained earnings	996,846
Unrealized loss on investment in marketable securities, net of deferred income taxes	-
Total Shareholder's Equity	1,003,846
Total Liabilities and Shareholder's Equity	$ 1,276,751

See notes to financial statements.

GOODRICH SECURITIES, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2001

BROKERAGE COMMISSIONS	$ 2,065,900
INTEREST AND DIVIDEND INCOME	5,188
	2,071,088
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:	
Contract assignment fees	2,004,104
Reimbursement of office overhead	60,000
Other administrative expenses	6,950
Professional fees	7,000
	2,078,054
LOSS BEFORE INCOME TAXES	(6,966)
INCOME TAX BENEFIT	(600)
NET LOSS	(6,366)
RETAINED EARNINGS - beginning of year	1,003,212
RETAINED EARNINGS - end of year	$ 996,846

See notes to financial statements.

GOODRICH SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:	
Net loss	$ (6,366)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Increase in due from brokers	(45,172)
Decrease in accounts receivable from clients	137,527
Increase in accounts payable and accrued expenses	72,744
Net cash provided by operating activities	158,733
Cash Flows From Investing Activities:	
Loans to parent company	(51,607)
Net cash used by investing activities	(51,607)
Net increase in cash and cash equivalents	107,126
Cash and cash equivalents at beginning of year	248,472
Cash and cash equivalents at end of year	$ 355,598

See notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A. Business Principles

Goodrich Securities Inc. (the Company) is a member of the National Association of Securities Dealers, Inc. and owns a seat on the Boston Stock Exchange. The Company was organized on July 17, 1980, under the laws of the State of New York as a registered securities broker/dealer, introducing clients to Bear, Stearns & Co. ("Bear Stearns") and other major brokerage firms (members of the New York and other stock exchanges) on a fully disclosed basis.

B. Brokerage Commissions

Commission income is a percentage of the gross commissions applicable to each transaction cleared principally by Bear, Stearns & Co. and Broadcort Capital Corp. for the Company's clients. The gross commissions are negotiated in accordance with current competitive practices within the brokerage industry. Brokerage commission and expense are recorded on a trade date basis. Statements from Bear Stearns and Broadcort are received and reconciled monthly and form the basis for recording these transactions.

C. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - MARKETABLE SECURITIES:

At December 31, 2001, the Company had no marketable securities comprised of equity securities classified as available for sale. The Company has adopted SFAS 115, resulting in investment securities being carried at market value.

NOTE 3 - OTHER INVESTMENTS:

At December 31, 2001, other investments includes 3000 shares of common stock and 1500 warrants of the Nasdaq Stock Market, Inc. having costs of $39,000 and $20,100, respectively. The securities have no market and are reflected at cost.

NOTE 4 - TRANSACTIONS WITH AFFILIATED COMPANIES:

The Company is a wholly owned subsidiary of Colonial Consulting Corporation, Inc. ("Colonial"), a registered investment adviser providing specialized consulting services to a limited number of clients. The Company has a written agreement with Colonial to act as contract assignee on certain client contracts of Colonial as may, from time-to-time, be designated by Colonial. Colonial maintains full responsibility for all services rendered to the client under the terms of the contract.

Client fees are calculated on a cash basis. However, payment can be made in whole or in part through directed commissions to the Company. Full cash payment of any unpaid balance is due each June 30 & December 31. The Company pays Colonial monthly in accordance with Colonial's fee schedule and the terms of the contract assignment agreement. The fees paid by the Company to Colonial were approximately $2,003,000 for the year ended December 31, 2001.

The Company has agreed to reimburse Colonial for office overhead incurred on its behalf. Included in the 2001 statement of operations are overhead reimbursements totaling $60,000.

The Company has advanced Colonial $298,809 as of December 31, 2001. The advances are non-interest bearing and have no scheduled repayment date

NOTE 5 - TAXES ON INCOME:

Effective January 1, 1999, Colonial has elected to treat the Company as a Qualified Subchapter S Subsidiary ("QSSS") under the Internal Revenue Code. Under the QSSS election, the Company is deemed liquidated for income tax purposes and all of it's assets, liabilities and income will be included in the income tax return of Colonial. Accordingly, the Company will have no Federal tax liability in future years as long as the QSSS election is in effect. Certain state and city jurisdictions do not recognize the QSSS election. Accordingly, state and city tax provisions will be recorded when necessary.

The provision for taxes on income include the following:

Federal	$ -
State	-
City	(600)
	$ (600)

NOTE 6 - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of approximately $152,000, which was approximately $134,000 in excess of the required net capital of approximately $18,000. The Company's net capital ratio of aggregate indebtedness to net capital was approximately 179.47%.

The Company does not hold cash or securities for any customers and clears all transactions on a fully disclosed basis primarily through Bear Stearns, Broadcort Capital or other major brokerage firms. Accordingly, the Company is exempt from the Securities and Exchange Commission's customer protection and safekeeping rules (Rule 15c3-3).

NOTE 7 - CONCENTRATION OF CREDIT RISK:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, amounts due from brokers and accounts receivable from clients. The Company places its cash and temporary cash investments with high credit quality institutions. At times such investments may be in excess of the FDIC insurance limit. The Company routinely assesses the financial strength of its brokerage clearing houses and customers and, as a consequence, believes that its accounts receivable from brokers and clients credit risk exposure is limited.

NOTE 8 - FAIR VALUES OF FINANCIAL INSTRUMENTS:

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2001 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

HINDEN & SIEVERS, LLP
CERTIFIED PUBLIC ACCOUNTANTS

350 FIFTH AVENUE
NEW YORK, N.Y. 10118
TEL (212) 947-2095
FAX (212) 947-2528

Board of Directors
Goodrich Securities, Inc.
New York, New York

We have examined the financial statements of Goodrich Securities, Inc. for the year ended December 31, 2001 and have issued our report thereon dated February 13, 2002. As part of our examination, we made a study and evaluation of the system of internal accounting controls to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on these financial statements. Our study and evaluation was substantially more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

Also, as required by Rule 17A-5(g) (i) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Goodrich Securities, Inc. that we considered relevant to the objectives stated in Rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3(ii) and determining compliance with the exemptive provisions of Rule 15c3-3.

The management of Goodrich Securities, Inc. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degrees of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting controls of Goodrich Securities, Inc. taken as a whole. However, our study and evaluation did not disclose any conditions that we believe are material weaknesses.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Hinden & Sievers, LLP

Hinden & Sievers, LLP

February 13, 2002

HINDEN & SIEVERS, LLP
CERTIFIED PUBLIC ACCOUNTANTS

350 FIFTH AVENUE
NEW YORK, N.Y. 10118
TEL (212) 947-2095
FAX (212) 947-2528

ADDITIONAL INFORMATION

The additional information presented in Schedules I and II, which has been taken primarily from accounting and other records of the Company has been subjected to the tests and other auditing procedures applied in our examination of the financial statements of Goodrich Securities, Inc. for the year ended December 31, 2001. In our opinion, such information is fairly presented in all material respects in relation to the financial statements taken as a whole although it is not necessary for a fair presentation of financial position, results of operations or changes in cash flows. Additionally, no facts came to our attention which would indicate that Goodrich Securities, Inc. is no longer exempt from having to comply with Rule 15C 3-3 of the Securities Exchange Act of 1934.

Hinden & Sievers, LLP

Hinden & Sievers, LLP

February 13, 2002

GOODRICH SECURITIES, INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
COMPUTATION OF NET CAPITAL

1	Total ownership equity from Statement of Financial Condition				1,003,846 [3480]
2	Deduct ownership equity not allowable for Net Capital				[3490]
3	*Total ownership equity qualified for Net Capital*				1,003,846 [3500]
4	Add:				
	A Liabilities subordinated to claims of general creditors allowable in computation of net capital				[3520]
	B Other (deductions) or allowable credits (List)				
		[3525A]	[3525B]		
		[3525C]	[3525D]		
		[3525E]	[3525F]		[3525]
5	Total capital and allowable subordinated liabilities				1,003,846 [3530]
6	Deductions and/or charges:				
	A Total nonallowable assets from Statement of Financial Condition (Notes B and C)			845,742 [3540]	
	B *Secured demand note deficiency*			[3590]	
	C Commodity futures contracts and spot commodities - proprietary capital charges			[3600]	
	D Other deductions and/or charges			5,000 [3610]	(850,742) [3620]
7	Other additions and/or credits (List)				
		[3630A]	[3630B]		
		[3630C]	[3630D]		
		[3630E]	[3630F]		[3630]
8	Net capital before haircuts on securities positions				153,104 [3640]
9	Haircuts on securities (computed, where applicable, pursuant to 15c-1(f)):				
	A Contractual securities commitments		[3660]		
	B Subordinated securities borrowings		[3670]		
	C Trading and investment securities:				
	1 Exempted securities		[3735]		
	2 Debt securities		[3733]		
	3 Options		[3730]		
	4 Other securities		[3734]		
	D Undue Concentration		[3650]		
	E Other (List)				
	US Trust Excelsior Fund	[3736A]	32 [3736B]		
	Vanguard Prime Money Market Fund	[3736C]	1,008 [3736D]		
		[3736E]	[3736F]		
			1,040 [3736]		(1,040) [3740]
10	Net Capital				152,064 [3750]

GOODRICH SECURITIES, INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11	Minimum net capital required (6-2/3% of line 19)	18,194	[3756]
12	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000	[3758]
13	Net capital requirement (greater of line 11 or 12)	18,194	[3760]
14	Excess net capital (LINE 10 LESS 13)	133,870	[3770]
15	Excess net capital at 1000% (line 10 less 10% of line 19)	124,774	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16 Total A.I. Liabilities from Statement of Financial Condition — 272,905

17 Add:

A Drafts for immediate credit ________ [3800]

B. Market value of securities borrowed for which no equivalent value is paid or credited ________ [3810]

C Other unrecorded amounts (List)

________ [3820A] ________ [3820B]
________ [3820C] ________ [3820D]
________ [3820E] ________ [3820F]
________ [3820] ________ [3830]

19	Total aggregate indebtedness	272,905	[3840]
20	Percentage of aggregate indebtedness to net capital (line 19/line 10)	% 179.47%	[3850]

OTHER RATIOS

21	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0	[3860]

GOODRICH SECURITIES, INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
NOTE TO SCHEDULE I - COMPUTATION OF NET CAPITAL
LINE 6A

Non allowable assets consist of the following:

	Amount
Accounts receivable from clients	$ 485,333
Loans receivable - parent	298,809
Other investments	61,600
Total	$ 845,742

GOODRICH SECURITIES, INC.
RECONCILIATION OF UNAUDITED PART II A TO AUDITED PART III
DECEMBER 31, 2001

	Unaudited Part IIA	Audit Adjustments		Audited Part III
ASSETS:				
Cash and cash equivalents	$ 355,597	$ 1	(1)	$ 355,598
Due from brokers	71,689	3,722	(2)	75,411
Accounts receivable from clients	485,333	-		485,333
Loans receivable - parent	298,209	600	(3)	298,809
Other investments	61,600	-		61,600
Total	$ 1,272,428	$ 4,323		$ 1,276,751
LIABILITIES AND SHAREHOLDER'S EQUITY:				
Accounts payable and accrued expenses	$ 271,754	$ 1,151	(4)	$ 272,905
Common stock	7,000	-		7,000
Retained earnings	993,674	3,172	(5)	996,846
Unrealized loss on investment in marketable securities, net of deferred income taxes	-	-		-
Total	$ 1,272,428	$ 4,323		$ 1,276,751

The following year-end adjustments were made:

1) Adjustment to correct cash and cash equivalents.
2) Adjustment to correct due from brokers.
3) Adjustment to correct loan receivable.
4) Adjustment to correct accounts payable and accrued expenses.
5) Net change in retained earnings as a result of items one through four.

Goodrich Securities, Inc.
ONE ROCKEFELLER PLAZA, NEW YORK, NEW YORK 10020
SUITE 2420 (212) 218-4902

JOHN K. GOODRICH
President

SEC MAIL PROCESSING
RECEIVED
MAR 01 2002
WASH, D.C. 354 SECTION

February 28, 2002

VIA FEDERAL EXPRESS
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Regulation 17A-5, enclosed herewith are two copies of the Annual Audited Report Form X-17A-5 Part III pertaining to Goodrich Securities, Inc., for the fiscal year ended December 31, 2001.

Very truly yours,

Milinda M. Suazo
Chief Financial Officer

Enclosures